Form C

Cover Page

Name of issuer:

World Tree USA, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: NV
Date of organization: 6/3/2015

Physical address of issuer:

1590 Rosecrans Ave.
Suite D516
Manhattan Beach CA 90266

Website of issuer:

http://www.worldtree.eco

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Series A Eco-Tree 2023 ACT Units

Target number of securities to be offered:

57,143

Price:

$2.00000

Method for determining price:

Dividing pre-money valuation $22,815,322.00 (or $19,963,406.75 for investors in the first $245,000.00) by number of units outstanding on fully diluted basis.

Target offering amount:

$100,000.25

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$500,000.00

Deadline to reach the target offering amount:

4/28/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,695,068.00	$3,228,455.00
Cash & Cash Equivalents:	$4,088.00	$773,978.00
Accounts Receivable:	$16,362.00	$933,934.00
Short-term Debt:	$500.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($3,732,261.00)	($4,784,633.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

World Tree USA, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Allan English	Former Founder/CEO	Silver Chef	2021
Dr. Catherine Key	CBDO	World Tree	2022
Wendy Burton	Co-Chairman	World Tree	2015
Chris Wedding	Executive in Residence	Duke University	2021
Todd Fein	CEO	Green Diamond	2021
Douglas Willmore	CEO	World Tree	2019
Filippo Bozotti	Cofounder	Tribewanted Ltd.	2021
Tiffany Persons	Director	Tiffany Company Casting	2022
Jeff Nuss	CEO	Handprint Impact	2022
Mark Watson	CEO	Potlikker Capital	2022
Deborah Cullen	CFO	World Tree	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Douglas Willmore	CEO	2019
Dr. Catherine Key	President	2016
Drake Swezey	COO	2022
Deborah Cullen	CFO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
World Tree Technologies, Inc. (55% owned by Wendy Burton)	10000.0 Series B Voting	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in

partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Risks Related to the Company's Business

The Company has a limited operating history.

World Tree USA, LLC was formed on June 3, 2015. The Company has undertaken multiple rounds of financing and has directed the planting of Empress Splendor trees. None of those previous plantings have reached maturity for Harvest. As such, the Company's business model remains unproven, the Company has little experience on which to draw, and the Company does not have a proven track record on which an investor may evaluate the Company's business, performance or projections.

Investors will not be purchasing interests reflecting the entire operations of the Company.

Investors will be purchasing Units corresponding to the ES Trees. Specifically, Unit Holders will not share in the profits and losses of the Company generally, but only those profits and losses related to the specific Empress Splendor crop in which they have invested. In the event that the ES Trees is damaged or does not perform as expected, Investors may lose some or all of their investment notwithstanding the overall health and profitability of the Company as a whole or any other crop.

Potential income from Harvest of the ES Trees is dependent on multiple factors beyond the control of the Company.

Damage to standing ES Trees by fire or by insect or pest infestation, disease, prolonged drought, flooding, severe weather and other natural disasters may have a material adverse effect on the growth and survival of the ES Trees. Furthermore, weather conditions, timber growth cycles, access limitations, and availability of contract loggers and haulers may adversely affect the Company's ability to Harvest the ES Trees. Other changes in global climate conditions could intensify the severity and rate of occurrence of any one or more of the multiple risks the Company currently faces or introduce other risks that the Company cannot predict. Although damage from such causes is usually localized, affecting only a limited percentage of trees, there can be no assurance that any damage affecting the Company's crops will in fact be limited. As is common in the forest products industry, the Company does not maintain insurance coverage for damage to standing trees. Revenue from the ES Trees will be dependent to a significant extent on the pricing of the Company's lumber products and Company's ability to complete the Harvest. Therefore, if the Company were to be restricted from harvesting on a significant portion of ES

Trees locations for a prolonged period of time, or if material damage to a significant portion of the ES Trees were to occur, Unit Holders may lose some or all of their investment.

Harvest activities are also subject to a number of federal, state and local regulations pertaining to the protection of fish, wildlife, water and other resources. Regulations, government agency policy and guidelines, and litigation, can restrict Harvest activities and increase costs. Examples include federal and state laws protecting threatened, endangered and "at-risk" species, harvesting and forestry road building activities that may be restricted under the U.S. Federal Clean Water Act, state forestry practices laws, laws protecting aboriginal rights, and other similar regulations.

There is currently no market for Empress Splendor lumber in North America and no guarantee that one will develop.

The market for Empress Splendor lumber in North America is unestablished. While other markets, such as the market in Asia, do exist, the Company's business plan relies on the development and expansion of the Empress Splendor lumber market in North America. If the Company is unable to develop the market, or if the market does not expand on its own, the Company may not be able to sell the ES Lumber at a profit, or at all, which would have an adverse effect on Unit value and return on an Investor's investment and may result in Unit Holders losing some or all of their investment.

The Company relies on the efforts of third-party Farmers to plant and care for ES Trees.

The Manager engages third-party Farmers from diverse locations to plant, grow and maintain the ES Trees paid for from proceeds of this Offering. Each Farmer's engagement is documented in a Crop Contracting Agreement between the Manager and such Farmer. Farmers must properly water, prune and care for the ES Trees throughout their growth cycle, and failure to do so could result in some or all of the ES Trees either dying or reducing the amount of ES Lumber harvested. A failure of Farmers to properly care for the ES Trees may have a material adverse effect on the value of the Units as well as profits to the Unit Holder upon Harvest.

The Company may not deploy all Startlings acquired with the proceeds of this Offering.

The Company utilizes third-party Farmers to plant and care for the ES Trees. In the event that the Manager is unable to contract with Farmers with a sufficient amount of acreage, the Company may not be able to plant every ES Startling acquired with the Offering proceeds. The inability to plant all ES Trees acquired with the Offering proceeds would have a material adverse effect on the value of the Units and on overall return on investment in the Units.

The Company does not conduct active, on-site monitoring of Farmers.

While the Manager does engage in certain monitoring activities, including annual visits to Farms and collaboration with Farmers throughout the growth cycle of the ES Trees, it does not maintain continuous, on-site monitoring. ES Trees are subject to damage from insects, disease, wildlife and risks both known and unknown, and the Manager may not become aware of an imminent threat to a crop of ES Trees in a timely manner to initiate corrective measures or instruct the Farmer accordingly. Any delay in taking corrective actions to safeguard the ES Trees may have a material adverse effect on the Company.

The Company may not be able to enforce its rights in the event of Farmer default.

If a Farmer defaults under the terms of a Crop Contracting Agreement, the Manager has the right to access the ES Trees grown by such Farmer for ongoing care and Harvest. However, there may be legal or logistical difficulties that prevent the Manager from accessing such ES Trees. In the event the Manager loses access to a stand of ES Trees, the Company may lose the opportunity to derive any profits from such ES Trees, which in turn may have a material adverse effect on the value of the Units and on overall return on investment in the Units.

Investors will be relying on the Manager to manage the ES Trees and achieve financial results.

The success of the ES Trees and ultimate return on investment in the Units, to a large extent, depend on the good faith, experience, ability and judgment of the Manager and its consultants and advisors. The Company's management team has limited experience relevant to managing an agroforestry company. Furthermore, in the event of the loss of one or more members of the management team, Investors will have to rely on the discretion and ability of the remaining members in choosing, contracting with, monitoring and supervising Farmers, and creating a market for Empress Splendor lumber. If the Manager fails to make appropriate decisions with respect to Company operations or loses the services

of one or more key members of its management team, the Company's ability to operate may be negatively affected, and the ES Trees may suffer.

The Company's auditor has raised questions about its ability to continue as a going concern.

The Company has incurred losses since inception, does not have any revenue generating operations, and requires additional capital to fund operations. The Company's ability to continue as a going concern is dependent upon its ability to obtain capital financing from Investors in this and other offerings sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. In the event the Company cannot raise sufficient funds to support its ongoing obligations, the Company may cease operations, and Investors may lose some or all of their investment in the Units.

The Company has limited assets.

The Company has only nominal capitalization and a significant portion of the Company's assets represent prepayments made to the Manager. As a result, recourse against the Company for any reason may be limited. In the event the Company is subject to litigation, judgments or fines that it cannot fund, the Company may need to cease operations, and Investors may lose some or all of their investment in the Units.

The Company does not independently verify information obtained from third-party sources.

The Company, together with the Manager, the Farmers, and other related entities, may rely upon certain data and information obtained from various third-party sources including industry information from government publications and publicly available third-party publications (collectively the "Data"). The Company has not independently verified much of the Data, nor has the Company commissioned any third party to collect or verify Data linked to or cited in this report. Data may be collected using third-party methodologies, which may differ from methodologies the Company would have used. Additionally, many third-party sources indicate that the information contained in their reports is believed to be reliable, but do not guarantee the accuracy and completeness of any such information. To the extent World Tree relies on any such data and information, and such data and information proves false, the value of the Units and overall return on investment in the Units may suffer.

Risks Related to Doing Business in Foreign Jurisdictions

The Company may not be able to enforce its rights in all jurisdictions in which it operates.

The Company has substantial foreign operations and is subject to multiple risks associated with planting crops in foreign countries. The company may not be able to enforce any of its rights, contractual or otherwise, in certain foreign jurisdictions, and the Company's management team lacks significant experience dealing with any such risks. These risks include but are not limited to:

Political, social, and economic instability of each foreign jurisdiction in which the Company operates; Fluctuations in currency exchange rates; Compliance challenges due to different laws and regulatory environments; Different legal status for property rights; Logistical problems resulting from physical distance between the Manager and the ES Trees; Cultural differences creating difficulties reaching agreements; Difficulty obtaining and enforcing judgments in a foreign jurisdiction; Subjection of the Company to litigation in foreign jurisdictions.

Foreign operations may be conducted through affiliates.

Compliance with local laws and regulations outside of the United States and Canada may require the Company to operate through foreign affiliates, formed and existing under the laws of a foreign jurisdiction. In these cases, the ES Trees may need to be owned by such affiliates rather than the Company, which may negatively impact the flow of proceeds back to Unit Holders. Furthermore, the Manager may not be able to structure and manage such foreign affiliates to provide Unit Holders the same return as if the ES Trees were owned by the Company. The inability of the Manager to properly structure and manage its foreign affiliates may have a material adverse effect on the value of the Units and on overall return on investment in the Units.

Risks Related to Catastrophic Events

Catastrophic events may adversely affect the Company's business and the ES Trees.

The Company is subject to the risk of various catastrophic events, including but not limited to the occurrence of severe regional or local weather events or trends, flooding, major earthquakes, tornadoes, volcanic eruptions, fires, significant geopolitical conditions or developments such as significant international trade disputes, terrorist attacks, armed conflict, domestic political unrest and regional health epidemics or global health pandemics. Any one or more of these events or

health epidemics or global health pandemics. Any one or more of these events or conditions, or other catastrophic events or developments, could adversely affect the ES Trees, the Company's ability to operate its businesses, and market demand for Empress Splendor lumber, and may result in Unit Holders losing some or all of their investment in the Units.

The effects on World Tree of the continuing economic disruption and uncertainty due to the COVID-19 pandemic are uncertain.

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus ("COVID-19") a global pandemic. In response, federal, state and local governments in the United States, as well as governments throughout the world, declared states of emergency and ordered preventative measures to contain and mitigate the spread of the virus. These measures, which have included stay home and similar mandates for individuals and closure or significant curtailment of many businesses, have caused significant economic disruption and uncertainty as well as disruption and volatility in global capital markets. The COVID-19 outbreak continues to rapidly evolve, with periods of improvement followed by periods of higher infection rates, along with the development of new disease variants, such as the Delta and Omicron variants, in various geographical areas throughout the world. The extent to which COVID-19 may affect World Tree's business, results of operations, cash flows and financial condition, as well as World Tree's ability to plant, grow and harvest ES Trees and capital allocation priorities, including the timing and amount of disbursements to Unit Holders, are therefore highly uncertain and will depend on future developments, which cannot be predicted with confidence. Such developments include, but are not limited to: the future rate of occurrence or further mutation of COVID-19 or the outbreak of another virulent disease; continuation of or changes in governmental responses to disease outbreak, including without limitation the impact of any future vaccine mandates and testing requirements and employee and company contractor responses to such mandates and requirements; the duration of disease outbreak and consequential restrictions and business disruptions; the effectiveness of responsive government actions to contain and manage the disease; and the timing and effectiveness of treatment and testing options, including the ongoing efficacy and availability of vaccines.

To the extent the COVID-19 pandemic may adversely affect the Company's business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, or other risks of which the Company may not be currently aware.

Risks Related to the Company's Units

There is no market for the Company's Units.

There is no secondary market for the Units, and Investors may have to hold their Units indefinitely. Investors should assume that they may not be able to liquidate their investment or be able to pledge their Units as collateral for an indefinite period of time. An investment should only be considered by those investors who are able to make a long-term investment and bear the economic risk of a complete loss of their investment.

The Units have no voting rights except as required under Nevada law.

The rights granted to Unit Holders are determined by the Operating Agreement and Unit Designation. Unit Holders do not have the right to vote on any matters affecting the business of the Company and have no right to take part in the control or management of the Company. Exclusive authority and responsibility for controlling and managing the Company rests with the Manager, and Unit Holders have little or no ability to direct the actions of the Manager, or to remove the Manager except for cause.

Investors should consult their own financial and tax advisors about an investment in our Series A Units.

Investors will acquire the Series A Units without any representations from the Company regarding tax implications of the transaction. Each investor should consult their own independent tax or other financial advisors regarding the tax implications of an investment in the Series A Units.

Investors may not be entitled to a jury trial with respect to claims arising under Offering Documents.

The Company's Offering Documents provide that parties to all legal proceedings (except for legal proceedings brought under the U.S. federal securities laws) arising out of such Offering Documents waive their right to a trial by jury. Unit Holders bringing claims against the Company in connection with the Offering may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a Unit Holder asserts a claim against the Company, such claim may be heard only by a judge or justice of the applicable trial court, and the resulting trial may be conducted according to different civil procedures and may result in different outcomes than a trial by jury, including results that could be less favorable to the Unit Holder.

The Units feature limited economic rights to a specific crop of trees.

Unit Holders only have rights to share in the profits, losses and distributions, if any, from a specific crop of trees. There are many factors that could negatively impact the crop of ES Trees, and there is no guarantee that any of the trees in the ES Trees will survive to maturity, or, if surviving to maturity, will produce marketable lumber. In the event the ES Trees does not reach maturity or fails to produce marketable lumber, Unit Holders may lose some or all of their investment in the Units.

Investors will be relying on the Manager to effectively manage and allocate funds.

The Company has provided significant funds to the Manager, including loans and advanced management fees, intended to cover providing trees to Farmers, farm management services and other operational needs. As of the reporting date, a substantial portion of these funds has been utilized by the Manager to cover operational expenses. Failure of the Manager to allocate and utilize funds effectively for essential activities including planting and ongoing care of ES Trees may lead to delays or defaults in it fulfilling its obligations to the Company. Such outcomes could adversely impact the Company's financial performance, its relationships with investors and farmers, and the overall success of the Eco-Tree program.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Drake Swezey, Dr. Catherine Key, Douglas Willmore and Deborah Cullen are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: 18% for offering costs;

18.6% for farmer success;

17.4% for management fee and office;

15% for trees, shipping and related admin;

4.6% for legal, accounting and financial reporting;

9.8% for brokering the lumber;

2.6% for marketing;

2.2% for investor relations;

3% performance bonus;

3.8% for carbon program costs.

5% Wefunder fee

These are estimated figures.

If we raise: **$500,000**

Use of Proceeds: 8% for offering costs;

17.4% for farmer success;

16.3% for management fee and office;

14% for trees, shipping and related admin;

4.3% for legal, accounting and financial reporting;

9.2% for brokering the lumber;

2.4% for marketing;

2.1% for investor relations;

2.8% performance bonus;

3.6% for carbon program costs;

14.9% contingency/reserve.

5% Wefunder fee

These are estimated figures.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in

each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $22,815,322.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

World Tree USA, LLC is offering up to 267,500 shares of Series A Eco-Tree 2023 ACT Units, at a price per unit of $2.00.

Investors in the first $245,000.00 of the offering will receive units at a price per unit of $1.75, and a pre-money valuation of $19,963,406.75.

The campaign maximum is $500,000 and the campaign minimum is $100,000.25.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

The terms of the Series A Eco-Tree 2023 ACT Units may only be modified by amendment to the Operating Agreement of the Company, which requires approval of the Manager, and the majority of holders of each unit designation for any change that would adversely change the rights of the units holders.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A Eco-Tree 2021 CAN Units	1,912,500	62,440	No
Series A Eco-Tree 2021 ACT Units	2,847,222	638,434	No
Series A 2016 COP Units	400,000	200,000	No
Series A 2018 COP Units	2,500,000	1,187,152	No
Series A 2020 Eco-Tree Units	9,000,000	4,398,472	No
Series A Eco-Tree 2021 Units	15,625,000	2,964,265	No
Series A Eco-Tree 2022 Units	5,500,000	952,502	No
Series A ETP 2022 Units	500,000	276,989	No

Series A Eco-Tree 2022 ACT Units	1,200,000	161,701	No
Series A SE 2022 Units	1,521,739	130,238	No
Series A Eco-Tree 2022 CAN Units	265,000	69,353	No
Series A Eco-Tree 2023 Units	3,333,334	181,148	No
Series A Eco-Tree 2023 CAN Units	335,000	174,967	No
Series B Voting Units	10,000	10,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

The Company's Series A Units are non-voting units and may not be diluted. However, the Series A Units are materially limited and qualified by the rights of the holders of the Series B voting Units, as the Series B voting unit holders retain 100% control of the Company. The Series A Units do not reflect a voting equity position in the Company but rather rights to share in any profits generated by the harvest of a particular crop of trees.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

World Tree Technologies, Inc., the Manager and sole holder of voting membership interests in the Company, will undertake the day to day operations of the Company, and will be responsible for its financial performance.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

World Tree Technologies, Inc., as the sole holder of voting membership interests in the Company, and also its Manager, will undertake the day to day operations of the Company, and will be responsible for the financial performance.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities have been valued internally on the best estimates of the Company to receive sufficient funding for the purchase, planting, and management of the Empress Splendor trees prior to a Harvest

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Investors will have no day to day control over the operations of the Company and material decisions about the Company may be made by the Manager without involvement of the investors in this Offering

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to

sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2020	Other	Series A	$17,500	General operations
12/2020	Regulation D, Rule 506(b)	Series A	$32,500	General operations
12/2020	Regulation A+	Series A Eco-Tree 2020 Units	$3,119,352	General operations
10/2021	Other	Series A Eco-Tree 2021 Units	$40,000	General operations
12/2021	Regulation Crowdfunding	Priced Round	$1,026,693	General operations
12/2021	Other	Series A Eco-Tree 2021 CAN Units	$53,198	General operations
12/2021	Regulation D, Rule 506(c)	Series A Eco-Tree 2021 Units	$4,162,498	General operations
2/2022	Regulation D, Rule 506(c)	Series A Eco-Tree 2021 Units	$469,399	General operations
2/2022	Other	Series A Eco-Tree 2021 CAN Units	$50,750	General operations
8/2022	Regulation Crowdfunding		$323,400	General operations
12/2022	Regulation Crowdfunding	Series A SE 2022 Units	$199,241	General operations
12/2022	Other	Series A Eco-Tree 2022 CAN Units	$131,770	General operations
12/2022	Regulation D, Rule 506(c)	Series A Eco-Tree 2022 Units	$1,239,326	General operations
1/2023	Regulation Crowdfunding	Series A SE 2022 Units	$55,351	General operations
4/2023	Regulation D, Rule 506(c)	Series A Eco-Tree 2022 Units	$781,054	General operations
8/2023	Regulation D, Rule 506(c)	Series A Eco-Tree 2023 Units	$282,100	General operations
8/2023	Other	Series A Eco-Tree 2023 CAN Units	$262,500	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	World Tree Technologies, Inc.
Amount Invested	$10,000.00
Transaction type	Priced round
Issue date	01/01/17
Relationship	Manager of the LLC

Management Fees – 2022 Series A Unit Offering
In connection with the 2022 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $3.45 per tree (biological asset), 2) $0.30 tree order staffing and administration; 3) $0.45 legal; 4) $4.65 farmer support; 5) $0.75 farmer bonus; 6) $0.25 office overhead; 7) $0.65 marketing; 8) $4.10 management fees; 9) $0.35 investor relations; 10) $2.45 brokering lumber; 11) $0.65 for accounting and annual reporting costs; and 12) $0.95 carbon credit verification. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

Management Fees – 2021 Series A Unit Offering
In connection with the 2021 Series A Unit offering fees expected to payable to WTT consist of the following: 1) $3.00 per tree (biological asset), 2) $0.25 tree order staffing and administration; 3) $0.40 legal; 4) $4.65 farmer support; 5) $0.75 farmer bonus; 6) $0.15 office overhead; 7) $0.65 marketing; 8) $4.00 management fees; 9) $0.25 investor relations; 10) $2.65 brokering lumber; and 11) $0.60 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration, and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions as the amounts are paid to WTT.

From time to time, WTT and/or the Company covers operating costs for either entity. These costs are periodically repaid by either entity. The amounts are due on demand and do not incur interest. As of December 31, 2022, there was a total of $2,004,871 in receivables outstanding from WTT. It is the intention of WTT to repay the receivable in full. However, since WTT is in a pre-revenue state, the likelihood of collectability of the receivable was deemed doubtful and was therefore fully reserved by the Company as a charge to operating expense as of December 31, 2022.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview
World Tree is a new kind of company, focused on elevating, educating, and innovating for our planet. World Tree implements regenerative agroforestry projects; simultaneously reversing climate change and making significant economic impacts for small farmers and investors. By leveraging the dynamic properties of World Tree's most beloved renewable resource, the Empress Splendor tree (non-invasive Paulownia varieties), World Tree provides opportunity and support to its partners and our planet.

Over the next 5 years, World Tree intends to plant 3.5 million trees, producing over $3 billion of marketable lumber. Not to mention, the priceless value of offsetting millions of tons of carbon every year. It's our goal to prove that you can make a profit and save the world at the same time!

Milestones
World Tree USA, LLC was organized in the State of Nevada in June 2015. All employees are employed by the company's Manager, World Tree Technologies, Inc.

Since then, we have:

- Largest grower of Empress trees in North and Latin America
- Revenue sharing model with investors, with targeted 4x return
- 6,000 acres of our super-fast growing trees already planted
- Innovative new wood, Empress Splendor, known as the 'aluminum of lumber'
- Awarded 2023 Impact Crowdfunder of the year (SuperCrowd)
- A "deal to watch" according to Kingscrowd
- Addresses 7 of the UN's Sustainable Development Goals

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $0 compared to the year ended December 31, 2021, when the Company had revenues of $0.
- *Assets*. As of December 31, 2022, the Company had total assets of $1,695,068, including $4,088 in cash. As of December 31, 2021, the Company had $3,228,455 in total assets, including $773,978 in cash.
- *Net Loss*. The Company has had net losses of $3,732,261 and net losses of $4,784,633 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $500 for the fiscal year ended December 31, 2022 and $0 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $15,474,628 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

World Tree USA, LLC cash in hand is $4,088, as of September 2023. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $120,000/month, for an average burn rate of $120,000 per month. Our intent is to be profitable in 36 months.

There are no material changes or trends in our finances or operations that occurred since December 31, 2022.

We do not expect to earn revenues in the next 3-6 months. We anticipate our monthly expenses to be approximately $120k per month over the next 3-6 months.

We expect to be revenue generating in approximately Q1 of 2026, upon harvesting and selling our first crop, with no further capital raise. To date, we've made offerings for 6 separate plantings, and planted over 6,000 acres of trees. The investors from each planting only share in any profits from the particular crop year, or planting, they invested in.

In terms of other sources of capital, we are raising funds in a Regulation D offering to accredited investors. Also, the Manager may provide funds to us from time-to-time as needed.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Douglas Willmore, certify that:

(1) the financial statements of World Tree USA, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of World Tree USA, LLC included in this Form reflects accurately the information reported on the tax return for World Tree USA, LLC filed for the most recently completed fiscal year.

Douglas Willmore

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to

a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.worldtree.eco//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird World Tree Subscription Agreement 2023
World Tree Subscription Agreement 2023

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Allan English
Chris Wedding
Deborah Cullen
Douglas Willmore

Douglas Willmore
Dr. Catherine Key
Dr. Catherine Key
Drake Swezey
Filippo Bozotti
Jeff Nuss
Mark Watson
Tiffany Persons
Todd Fein
Wendy Burton

Appendix E: Supporting Documents

Series_A_Eco-Tree_2023_ACT_Unit_Designation.docx.pdf
Exhibit_D_Operating_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird World Tree Subscription Agreement 2023
- World Tree Subscription Agreement 2023

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Allan English
- Chris Wedding
- Deborah Cullen
- Douglas Willmore
- Dr. Catherine Key
- Dr. Catherine Key
- Drake Swezey
- Filippo Bozotti
- Jeff Nuss
- Mark Watson
- Tiffany Persons
- Todd Fein
- Wendy Burton

Appendix E: Supporting Documents

- Series_A_Eco-Tree_2023_ACT_Unit_Designation.docx.pdf
- Exhibit_D_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

World Tree USA, LLC

By

Doug Willmore

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Deborah Cullen

CFO/CAO
10/18/2023

Wendy S Burton

Founder
10/18/2023

filippo bozotti

board member
10/18/2023

Todd Fein

Director
10/18/2023

Douglas Willmore

Board Member
10/18/2023

Douglas Willmore

Chief Executive Officer
10/18/2023

Catherine Key

Director
10/18/2023

Doug Willmore

Chief Executive Officer
10/18/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name,

place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.